November 8, 2017

Via EDGAR Transmission

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Virtus ETF Trust II (the “Registrant”)
File Nos. 333-206600 and 811-23078

Dear Ms. Dubey:

On November 3, 2017, the Registrant filed a letter (Accession No. 0000891092-17-008035) pursuant to Rule 477 under the Securities Act of 1933, requesting the withdrawal of certain Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A only with respect to the Virtus Enhanced Gold ETF series of the Registrant (the “Withdrawal Letter”). At your request, in order to address certain administrative matters, the Registrant respectfully requests the withdrawal of the Withdrawal Letter.

If you have any questions or comments regarding this filing, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

VIRTUS ETF TRUST II

/s/ William J. Smalley

William J. Smalley, President